UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                              TELEMUNDO GROUP, INC.
                     -------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
                      -------------------------------------
                         (Title of Class of Securities)

                                    87943M306
                                    87943M405
                               -----------------
                                 (CUSIP Number)

                             Patrick J. Dooley, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
-------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 17, 1997
                          ----------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                                Page 1 of 6 Pages




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                                                               Page 2 of 6 Pages

                                  SCHEDULE 13D

CUSIP No. 87943M306 & 87943M405

1        Name of Reporting Person
         I.R.S. Identification Nos. of Above Persons (Entities Only)

                  TLMD Partners II, L.L.C.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]**

3        SEC Use Only

4        Source of Funds*



5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
  Number of                                 1,550,465**
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  2,550,619**
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   1,550,465**
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            4,101,084**

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                              |_|

13       Percent of Class Represented By Amount in Row (11)

                                    40.3%**

14       Type of Reporting Person*

                  OO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         **SEE ITEMS 4 AND 5 OF INITIAL SCHEDULE 13D AS AMENDED HEREBY.

                                                               Page 3 of 6 Pages

                                  SCHEDULE 13D

CUSIP No. 87943M306 & 87943M405

1        Name of Reporting Person
         I.R.S. Identification Nos. of Above Persons (Entities Only)

                  Leon Black

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]**

3        SEC Use Only

4        Source of Funds*



5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
  Number of                                 0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0**
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   202,933**
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            202,933**

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                              |_|

13       Percent of Class Represented By Amount in Row (11)

                                    2.0%**

14       Type of Reporting Person*

                  IN; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
         **SEE ITEMS 4 AND 5 OF INITIAL SCHEDULE 13D AS AMENDED HEREBY.



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                                                               Page 4 of 6 Pages


          This Amendment No. 2 to statement on Schedule 13D relates to shares of common stock, $.01 par value (the "Shares"), of Telemundo Group, Inc., a Delaware corporation (the "Issuer"). This Amendment No. 2 amends the initial statement on Schedule 13D dated January 9, 1995, as heretofore amended (the "Initial Schedule 13D"). Reference is made to the Initial Schedule 13D for information concerning certain defined terms used herein and not otherwise defined herein. The Initial Schedule 13D is supplementally amended as set forth herein.


ITEM 4.   PURPOSE OF TRANSACTION.

          As previously announced by the Issuer, it has hired the investment banking firm of Lazard Freres & Co. LLC ("Lazard") to assist it in discussions with potential strategic partners. In connection therewith, Lazard has sought proposals from potential strategic partners regarding a variety of possible strategic transactions. In connection with this process, certain entities (the "Affiliated Entities") with which Mr. Black and Bastion are affiliated have in conjunction with unaffiliated persons submitted a proposal (the "Proposal") to Lazard which contemplates the acquisition of all of the outstanding Shares of the Common Stock of the Issuer. The Board of Directors of the Issuer has indicated to the Reporting Persons that it has established a group of Board members, who are not affiliated with Mr. Black, Bastion or the Affiliated Entities, with exclusive responsibility for evaluating the Proposal and any other proposals for possible strategic transactions which the Issuer may receive from other persons. The Issuer has indicated that there can be no assurance that the acquisition contemplated by the Proposal, or any other strategic transactions, will be accepted by the Issuer or, if accepted, will be consummated.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) i) The 1,550,465 Series B Shares of which TLMD may be considered the direct beneficial owner represent approximately 15.3% of the total Shares outstanding and, as a result of the conversion of Series B Shares into Series A Shares in accordance with the provisions of the Issuer's Certificate by persons unaffiliated with the Reporting Persons, such 1,550,465 Series B Shares currently represent approximately 50% of the Series B Shares outstanding (such percentage, and all other percentages set forth herein, are based upon the Reporting Persons' understanding that 7,062,544 Series A Shares and 3,103,112 Series B Shares were outstanding, and without giving effect to the exercise of warrants, options or similar rights).

               ii) Mr. Black may be deemed to be the direct beneficial owner of 202,933 Shares, comprising 200,000 Series B Shares and 2,933 Series A Shares. The 202,933 Shares of which Mr. Black may be deemed the beneficial owner represent approximately 2.0% of the total Shares outstanding and such 200,000 Series B Shares currently represent, as a result of the conversion of Series B Shares into Series A Shares in accordance with the provisions of the Issuer's Certificate by persons unaffiliated with the Reporting Persons, approximately 6.4% of the Series B Shares outstanding.

               Lion Advisors for the benefit of an investment account under management over which Lion Advisors has exclusive voting, dispositive and investment power, is the beneficial owner of 29,242 Warrants. AIF is the beneficial owner of 12,532 Warrants. Each Warrant represents the right to receive one Series A Share upon the payment of the exercise price of $7.00 per Warrant (such number of Warrants represents less than 1% of the total Shares outstanding). TLMD and Mr. Black disclaim beneficial ownership of the Warrants held by Lion Advisors and AIF.


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                                                               Page 5 of 6 Pages


               iii) The Reporting Persons understand that Bastion beneficially owns 964,997 Series A Shares and 882,688 Series B Shares and Hernandez beneficially owns 49,998 Series A Shares and 450,001 Series B Shares. The Reporting Persons and the Other Shareholders may be deemed to be the beneficial owners of, in the aggregate, 4,101,084 Shares, representing approximately 40.4% of the total Shares outstanding. As a result of the conversion of Series B Shares into Series A Shares in accordance with the provisions of the Issuer's Certificate by persons unaffiliated with the Reporting Persons, the 882,688 Series B Shares beneficially owned by Bastion and the 450,001 Series B Shares beneficially owned by Hernandez Partners, L.P., when aggregated with the Series B Shares directly owned by the Reporting Persons, currently represents approximately 99% of the Series B Shares outstanding. The Reporting Persons also understand that Roland Hernandez, a general partner of Hernandez Partners, L.P. and Chief Executive Officer of the Issuer, holds options representing the immediate right to purchase 416,407 Series A Shares which are not included in the foregoing figures. The information as to persons other than the Reporting Persons is made to the best knowledge of the Reporting Persons. TLMD and Mr. Black disclaim beneficial ownership of any Shares held by each other or by the Other Shareholders. Neither Hernandez Partners, L.P. nor Roland Hernandez is a participant in making the Proposal.


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                                                               Page 6 of 6 Pages


                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Date: November 18, 1997       TLMD PARTNERS II, L.L.C.

                              By:  AIF II, L.P., Manager

                              By:  Apollo Advisors, L.P.
                                   Managing General Partner

                                   By:  Apollo Capital Management, Inc.
                                        General Partner

                                   By:  /s/ John Hannan
                                        ---------------------------------------
                                        Name:     John Hannan
                                        Title:    Vice President


Date:  November 18, 1997      /s/ Leon Black
                              -------------------------------------------------
                              LEON BLACK